Exhibit 99.3

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following information and all other information contained in these Unaudited Pro Forma Combined Financial Statements reflects a notice of a reverse split with the commercial registry of the Canton of Zurich, Switzerland, on September 27, 2024 that became effective in Switzerland on September 27, 2024. The reverse stock split was at a ratio of 1-for-40.

The following unaudited pro forma condensed combined financial statements combines the historical consolidated financial information of Kadimastem Ltd. (“Kadimastem”) and the financial statements of NLS Pharmaceutics Ltd. (“NLS”) giving effect to Kadimastem’s acquisition of NLS as if the acquisition had been consummated at July 1, 2023.  On November 4, 2024, NLS, NLS Pharmaceutics (Israel) Ltd., an Israeli company and a wholly owned subsidiary of the Company (the “Merger Sub”), and Kadimastem entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which (i) Kadimastem will merge with and into Merger Sub, with Merger Sub as the surviving company (the “Merger”), and (ii) at the effective time of the Merger (the “Effective Time”), each issued and outstanding ordinary share of Kadimastem, no par value (“Kadimastem Ordinary Share”), will be exchanged for and automatically converted into the right to receive from the Company that certain number of fully paid and nonassessable common shares, 0.80 Swiss Franc (CHF) par value per share, of the Company (“Company Common Share”) as calculated in accordance with the terms of the Merger Agreement (the “Exchange Ratio”). It is anticipated that the initial Exchange Ratio is estimated to result in Kadimastem shareholders holding 80% of the issued and outstanding shares of Company Common Shares on a fully diluted basis, subject to certain adjustments as of the closing of the Merger (the “Closing”). For accounting purposes,  Kadimastem is determined to be the accounting acquirer based upon the terms of the Merger Agreement and other factors including: (i) Kadimastem security holders are expected to own approximately 85% of the voting interests of the combined company immediately following the closing of the Merger; (ii) directors appointed by Kadimastem will constitute the board of directors of the combined company; and (iii) employees of Kadimastem will constitute the entire management of the combined company.

Because Kadimastem  will be treated as the accounting acquirer, Kadimastem’s assets and liabilities will be recorded at their pre-combination carrying amounts and the historical operations that are reflected in the financial statements will be those of Kadimastem. NLS Pharmaceuticals’ assets and liabilities will be measured and recognized at their fair values as of the transaction date, and consolidated with the assets, liabilities and results of operations of Kadimastem after the consummation of the Merger. The unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting, whereby the assets acquired and liabilities assumed are recognized based upon their estimated fair values at the acquisition date.

The unaudited pro forma combined balance sheet as of June 30, 2024 assumes that the Merger took place on July 1, 2023, and combines the historical balance sheets of Kadimastem and NLS. The unaudited pro forma combined statement of operations for the six months ended June 30, 2024  and twelve months ended December 31, 2023, assumes the merger took place also on July 1, 2023 and combines the historical statement of operations.  The unaudited pro forma combined financial statements, including the notes thereto, should be read in conjunction with the separate Kadimastem and NLS historical financial statements, and their respective management’s discussion and analysis of financial condition and results of operations. Kadimastem’s historical audited financial statements for the twelve months ended December 31, 2023 and 2022 are included in this filing along with six months ended June 30, 2024 unaudited historical financial statements. NLS’s historical audited consolidated financial statements for the years ended December 31, 2023 and 2022 are included in its Annual Report on Form 20-F as filed with the SEC on May 15, 2024, and its historical unaudited condensed consolidated financial statements for the six months ended June 30, 2024 are included in its Report on Form 6-K as filed with the SEC on May 15, 2024. The historical financial statements of Kadimastem and NLS have been adjusted to give pro forma effect to events that are (i) directly attributable to the Merger, including material subsequent events that will occur either prior to or in connection with the closing of the Merger, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on the combined results.

The application of the acquisition method of accounting is dependent upon certain valuations and other studies that have yet to be completed. Accordingly, the pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed, and have been made solely for the purpose of providing unaudited pro forma combined financial statements. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma combined financial statements and the combined company’s future results of operations and financial position. The actual amounts recorded as of the completion of the Merger may differ materially from the information presented in these unaudited pro forma combined financial statements.

The unaudited pro forma combined financial statements do not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had Kadimastem and NLS been a combined company during the specified period.

The unaudited pro forma adjustments represent the NLS’s best estimates and are based upon available information and upon certain assumptions that the Company believes are reasonable, as described in the accompanying notes. In summary, the unaudited pro forma combined financial statements include: (1) adjustments to record cash from a capital investments, (2) the elimination of  fixed assets from NLS’s balance sheet, 3) the conversion of certain of Kadimastem and NLS’s accounts payable, trade payables, and loans from related parties into common shares and preferred stock, (4) exercise of warrants increasing cash balance, (5) adjustments eliminating deferred revenue due to termination of a licensing agreement and (6) as part of the reverse merger, an adjustment to eliminate the deficit accumulated since inception for NLS, as going forward the operations of Kadimastem will be the surviving operating entity.

Kadimastem Ltd. & NLS Pharmaceutics Ltd.

Unaudited Pro Forma Condensed Combined Balance Sheets

	June 30, 2024
	Kadiamstem, Ltd.	NLS Pharmaceuticals, Inc.	Pro Forma Adjustments NLS		Pro Forma Adjustments Kadimastem		Pro Forma Combined

Current assets:
Cash and cash equivalents	$548,284	$552,758	$3,200,000	(A)	$2,473,854	(G)	$6,774,896
Pledged cash	130,088	-	-		-		130,088
Accounts receivable, net	-	-	-		-		-
Prepaid expenses and deposits	492,950	639,710	-		-		1,132,660
Notes Receivable	-	-	-		-		-
Total current assets	1,171,322	1,192,468	3,200,000		2,473,854		8,037,644

Non Current assets:
Pledged cash	-	-	-		-		-
Right of use asset	79,808	-	-		-		79,808
Property and equipment	178,505	990	(990)	(B)	-		178,505
Total non-current assets	258,313	990	(990)		-		258,313

Total Assets	$1,429,636	$1,193,458	$3,199,010		$2,473,854		$8,295,957

Current liabilities:
Accounts payable	164,139	4,584,284	(4,175,000)	(C)	-		573,424
Trade payables	321,628	1,420,229	(1,741,857)	(D) (F)	-		(0)
Loans from related parties	755,786	1,512,319	(1,512,319)	(D)	(755,786)	(H)	(0)
Loan from bank/Note payable short-tem	316,574	201,285	-		-		517,859
Current maturities of lease liabilities	144,453	-	-		-		144,453
Convertible loan	742,751	-	-		(742,751)	(I)	-
Conversion component of convertible loan and warrants	1,144,985	-	-		(1,144,985)	(I)	-
Total current liabilities	3,590,317	7,718,117	(7,429,176)		(2,643,522)		1,235,735

Non Current assets:
Asset retirement obligation	5,853	243,630	-		-		249,483
Deferred revenue	-	2,499,969	(2,499,969)	(E)	-		-
Total non-current liabilities	5,853	2,743,599	(2,499,969)		-		249,483

Total Liabilities	3,596,169	10,461,716	(9,929,145)		(2,643,522)		1,485,218

Commitments and Contingencies

Shareholders’ (deficit) equity:
Share Capital, no par value, 4,193,689 shares issued and outstanding at June 30, 2024	1,238,425	-	-		(1,238,425)	(N)	(0)
Share premium	62,286,200	-	-		(62,286,200)	(N)	(0)
Common shares, CHF 0.80 ($0.80) par value, 985,723 and 810,723 registered shares issued and outstanding at June 30, 2024 and December 31, 2023	-	808,555	(806,788)	(A)(D) (M) (N) (O)	-		1,767
Preferred Capital	-	-	72	(C) (M)	-		72
Additional paid-in-capital	5,831,836	62,328,298	10,713,121	(A) (C) (D) (M)	(67,291,942)	(G) (H) (I) (J) (N)	11,581,313
Accumulated deficit	(70,581,692)	(72,409,318)	3,221,750	(B) (E) (F)(K)(L)	135,933,943	(J)	(3,835,317)
Foreign currency translation/Accumulated other comprehensive loss	(941,302)	4,207	-		-		(937,095)

Total shareholders’ (deficit) equity	(2,166,533)	(9,268,258)	13,128,155		5,117,376		6,810,739

Total Liabilities and Shareholders’ (Deficit) Equity	$1,429,636	$1,193,458	3,199,010		2,473,854		$8,295,957

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Kadimastem Ltd. & NLS Pharmaceutics Ltd.

Unaudited Pro Forma Condensed Combined Statement of Operations and Other Comprehensive Loss

	For the Six Months Ended June 30, 2024
	Kadiamstem, Ltd.	NLS Pharmaceuticals, Ltd.	Pro Forma Adjustments NLS		Pro Forma Adjustments Kadimastem	Pro Forma Combined

Operations

Operating Expenses:
Research and development expenses, net	$410,395	$271,350	$-		$-	$681,745
General and adminstrative expenses	376,286	1,782,141	(555,244)	(B) (F) (K)	-	1,603,183
Marketing expenses	-	-	-		-	-
Total operating expenses	786,681	2,053,492	(555,244)		-	2,284,929

Loss from Operations	(786,681)	(2,053,492)	555,244		-	2,284,929

Other income (expense):
Gain on extinguishment of termination of contract	-	-	2,499,969	(E)	-	2,499,969
Other income (expense),net	-	104,643	-		-	104,643
Financing/Interest expenses	(485,111)	(11,012)	11,012	(L)	-	(485,111)
Interest expense on related party loans	-	(75,973)	75,973	(L)	-	-
	(485,111)	17,658	2,586,954		-	2,119,501

Loss before taxes on income	(1,271,792)	(2,035,834)	3,142,198		-	(165,428)
Tax benefit	35,463	-	-		-	35,463
Total Loss	$(1,236,329)	$(2,035,834)	$3,142,198		-	(129,965)

Other comprehensive income (loss) net of tax effect:
Defined pension plan adjustments	-	40,850	-		-	40,850
Effect of exchange rate changes	61,000	121,428	-		-	182,428
Total comprehensive profit	61,000	162,278	-		-	223,278

Total comprehensive loss	$(1,175,329)	$(1,873,556)	$3,142,198		$-	$93,313

Basic and diluted loss per share (in USD)	$(0.03)	$(1.94)	-		-	$0.02

Weighted average common shares used in computing basic and diluted net loss per common share	4,193,689	1,048,632

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Kadimastem Ltd. & NLS Pharmaceutics Ltd.

Unaudited Pro Forma Condensed Combined Statement of Operations and Other Comprehensive Loss

	For the Twelve Months Ended December 31, 2024
	Kadiamstem, Ltd.	NLS Pharmaceuticals, Ltd.	Pro Forma Adjustments NLS		Pro Forma Adjustments Kadimastem	Pro Forma Combined

Operations

Operating Expenses:
Research and development expenses, net	$1,607,969	$5,908,288	$-		$-	$7,516,257
General and adminstrative expenses	1,302,799	5,898,775	139,481	(K)	-	7,341,055
Marketing expenses	81,306	-	-		-	81,306
Total operating expenses	2,992,075	11,807,063	139,481		-	14,938,619

Loss from Operations	(2,992,075)	(11,807,063)	(139,481)		-	14,938,619

Other income (expense):
Other income (expense),net	-	(219,812)			-	(219,812)
Financing/Interest expenses	(316,824)	(119,920)	119,920	(L)	-	(416,716)
Interest expense on related party loans	-	(25,234)	25,234	(L)	-	-
	(316,824)	(364,966)	145,154		-	(636,528)

Loss before taxes on income	(3,308,899)	(12,172,029)	-		-	(15,480,928)
Tax benefit	54,475	-	-		-	54,475
Total Loss	$(3,254,424)	$(12,172,029)	-		-	(15,426,453)

Other comprehensive income (loss) net of tax effect:
Defined pension plan adjustments	(10,570)	(107,280)	-		-	(117,850)
Effect of exchange rate changes	(97,961)	-	-		-	(97,961)
Total comprehensive profit	(108,531)	(107,280)	-		-	(215,811)

Total comprehensive loss	$(3,362,955)	$(12,279,309)	$-		$-	$(15,642,264)

Basic and diluted loss per share (in USD)	$(0.08)	$(0.32)	-		-	$(0.37)

Weighted average common shares used in computing basic and diluted net loss per common share	4,193,689	38,176,020

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Kadimastem Ltd. & NLS Pharmaceutics Ltd.

Notes to accompanying Financial Statements

1. Description of the Proposed Transaction and Basis of Presentation

NLS Pharmaceutics Ltd. (NASDAQ: NLSP) (“NLS”), a biopharmaceutical company, and Kadimastem Ltd. (TASE: KDST.TA”) (“Kadimastem”), a clinical-stage cell therapy company developing and manufacturing “off-the-shelf” allogeneic cell products for the treatment of neurodegenerative diseases and potential cure of diabetes, announced today that they have entered into a definitive merger agreement (the “Merger Agreement”) to combine the two companies to focus on advancing NLS’ promising, first-in class Dual Orexin Agonist platform (“DOXA”) and Kadimastem’s allogenic cell therapy program with its clinical assets (mainly targeting diabetes and amyotrophic lateral sclerosis (ALS), with Phase 2a studies that are planned to be initiated in the U.S. following the closing of the transaction). Following the closing of the transactions contemplated by the Merger Agreement (the “Closing”), NLS intends to divest its other legacy assets (including the Mazindol ER but excluding the DOXA platform), and the net proceeds of any such disposition, after deducting certain costs, fees, and expenses as set forth in a contingent value agreement (the “CVR Agreement”), will be distributed to NLS’s shareholders and warrant holders, subject to the terms of the Merger Agreement and the CVR Agreement. At the Closing, pursuant to the terms of the Merger Agreement, NLS will issue shares of its common stock to Kadimastem’s shareholders based on an initial target fully diluted share split, post transaction, of 85% to Kadimastem stakeholders and 15% to NLS stakeholders, in exchange for 100% of Kadimastem’s issued and outstanding shares. The target fully diluted share split of 85% / 15% is subject to adjustment pursuant to the terms of the Merger Agreement, including as a result of estimated closing cash of NLS and Kadimastem and estimated closing indebtedness of NLS. Based on the cash balance of NLS following its most recent successful financing transaction, the parties currently estimate the fully diluted share split at the Closing will be 80% to Kadimastem stakeholders and 20% to NLS stakeholders. The boards of directors of Kadimastem and NLS have unanimously approved this transaction and expect it to close in January 2025, pending approval of each of NLS’ and Kadimastem’s shareholders, as well as other customary closing conditions, including Nasdaq approval.

The most recent financial information available for NLS for the six months ended June 30, 2024, and twelve months ended December 31, 2023, have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).  Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

The most recent financial information available for Kadimastem Ltd.  for the six months ended June 30, 2024, and twelve months ended December 31, 2023, have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board.

The unaudited pro forma condensed combined financial statements were prepared in accordance with regulations of the Securities and Exchange Commission and are intended to show how the Merger might affect the historical financial statements if the transaction had been completed on July 1, 2023 for the purposes of the balance sheet ended June 30, 2024 and  for the purposes of the statement of operations for the six months ended June 30, 2024 and twelve months ended December 31, 2023. The pro forma adjustments reflecting the completion of the transactions are based upon the accounting rules for reverse acquisitions and reverse recapitalizations.

Based on the terms of the Merger Agreement, Kadimastem is deemed to be the accounting acquirer because the former Kadimatem shareholders, board of directors and management will have voting control and operating control of the combined company. The Merger will be accounted for as a capital transaction accompanied by a recapitalization with no goodwill or other intangibles recorded.

2. Pro Forma Adjustments

The Company is providing the unaudited pro forma condensed combined information for illustrative purposes only and such pro forma information does not represent the consolidated results or financial position of the Company had its acquisition of GRSi been completed as of the dates indicated. The companies may have performed differently had they been combined during the periods presented. Specifically, the unaudited pro forma condensed combined financial information does not reflect any cost savings, operating synergies, revenue enhancements or restructuring costs that the combined company may achieve or incur as a result of the acquisition. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies actually been combined during the periods presented. Further, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company.

The pro forma adjustments in the unaudited pro forma condensed combined balance sheet as of June  30, 2024 and statement of operations for the six months ended June 30, 2024 and twelve months ended as of December 31, 2023 are as follows:

(A)	To record cash for purposes of investment from accredited investor for aggregate gross proceeds of $3,200,000;

(B)	Adjustment of $990 to record disposal of fixed assets at closing;

(C)	Adjustment to record 806,452 Common Shares issued upon the conversion of certain of the Company’s preferred shares through debt purchase agreement of $4,000,000;

(D)	Adjustment due to the conversion of related party debt holders in the amount of $2,788,650 into 493,986 common shares;

(E)	Adjustment of $2,499,969 related to extinguishment of deferred revenue due to termination of EF License Agreement on August 28, 2024, effective as of September 30, 2024 ;

(F)	Adjustment for reduction in bonus accruals and payables not to be paid and in the amount of approximately $640,526;

(G)	Adjustment for $2,184,786 related to cash received as a result of exercise of warrants related to the convertible loan at closing;

(H)	Adjustment for $755,786 related to conversion of loan from related parties at closing;

(I)	Adjustment for $2,473,854 related to conversion of convertible loan and warrants at closing;

(J)	Elimination of accumulated deficit of NLS Pharmaceutical at closing;

(K)	Adjustment to accelerate stock based compensation expense for options at closing based on IFRS accounting;

(L)	Adjustment to remove interest expense related to loans converted at closing;

(M)	Adjustment to modify the par value of NLS from ($0.80 CHF) to ($.0001 CHF) as part of the restructuring plan under the merger agreement at closing;

(N)	Adjustment to record elimination of share premium and common stock of Kadimastem at closing;

(O)	Adjustment to record issuance of new shares to Kadimastem upon closing of the merger.

3. Earnings Per Share and Common Stock Reconciliation

The following information and all other information contained in these Unaudited Pro Forma Combined Financial Statements reflects a notice of a reverse split with the commercial registry of the Canton of Zurich, Switzerland, on September 27, 2024 that became effective in Switzerland on September 27, 2024. The reverse stock split was at a ratio of 1-for-40.

NLS shares issued to Kadimastem shareholders	15,630,729
NLS Existing Shareholders as of Closing	3,278,890
Total Common Shares Outstanding as of Closing	18,909,619
Common Shares issued at closing due for warrants	1,099,759
Total Common Shares Outstanding as of Closing - Diluted	20,009,378